FBV Capital Advisors, Inc.

Financial Statements and
Supplemental Disclosures

December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBV Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 Main Street, Suite 200
(No. and Street)

Fairfax	**VA**	**22030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert N. Rubin **703-242-5300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

9801 Washingtonian Blvd., Suite 200	**Gaithersburg**	**MD**	**20878**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert N Rubin__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__FBV Capital Advisors, Inc.__ , as

of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

__President__



Notary Public



KEVIN PATRICK MULLINS
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #344337
My Commission Expires Jan. 31, 2020

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBV Capital Advisors, Inc.

Table of Contents

December 31, 2017



Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
FBV Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying financial condition of FBV Capital Advisors, Inc. (the "Company") as of December 31, 2017, and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.



Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2017.

Gaithersburg, Maryland
February 28, 2018

FBV CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	41,814
Prepaid expenses and other assets		648
Goodwill		60,000
Other assets		100
Total assets	$	102,562

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	200
Total liabilities		200
Common stock, $1 par value; 5,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		1,020,900
Retained deficit		(918,638)
Total stockholder's equity		102,362
Total liabilities and stockholder's equity	$	102,562

The accompanying notes are an integral part of the financial statements.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES		
Advisory fees	$	30,940
EXPENSES		
Compensation and benefits		69,402
Management and professional fees		31,335
Rent expense		12,000
Dues and membership fees		547
Legal and accounting fees		31,475
Total expenses		144,759
Net loss	$	(113,819)

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Shares of Common Stock	Common Stock		Additional Paid-In Capital		Retained Deficit		Total Stockholder's Equity	
Balance at December 31, 2016	100	$	100	$	970,900	$	(804,819)	$	166,181
Net loss	-		-		-		(113,819)		(113,819)
Contributed capital	-		-		50,000		-		50,000
Balance at December 31, 2017	100	$	100	$	1,020,900	$	(918,638)	$	102,362

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (113,819)
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease in accounts receivable	1,750
Decrease in prepaid expenses	1,268
Net cash used by operating activities	(110,801)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	50,000
Net cash provided by financing activities	50,000

Net change in cash	(60,801)
Cash and cash equivalents at beginning of year	102,615
Cash and cash equivalents at end of year	$ 41,814

FBV Capital Advisors, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Purpose

FBV Capital Advisors Inc., a Virginia stock corporation (the Corporation), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Corporation does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the Rule.

The Corporation engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Corporation operates from facilities located in Fairfax, Virginia provided by its parent company, The Freedom Bank of Virginia. Services are provided in the United States of America.

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia (the Parent) and was established April 16, 2012.

Valcour Securities, LLC (Valcour Securities) was merged into FBV Capital Advisors, Inc., effective November 13, 2013. Effective February 28, 2014, the Corporation received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership, control and legal formation of the broker-dealer.

Goodwill

Goodwill is initially recorded as the excess of the purchase consideration over the fair value of net assets acquired, and is not amortized but is evaluated for impairment annually as of or whenever circumstances indicate it may not be recoverable. Impairment is indicated when the carrying amount of a reporting unit exceeds its estimated fair value.

Revenue Recognition

The Corporation used the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonable assured.

Advisory fees represent fees arising from financings for which the Corporation acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed. All contracts entered into for services are non-refundable.

FBV Capital Advisors, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia (the Parent). The Corporation's activity is included in the consolidated income tax return filed by the Parent. The cumulative losses have been taken by the Parent and, accordingly, no current or deferred tax benefit is recorded. The Corporation files its own state tax return in the Commonwealth of Virginia. The Corporation is not currently under audit by any income tax jurisdictions.

As of December 31, 2017, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Cash Flow Statement

For the purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

The Corporation maintains its cash balances in one financial institution located in Fairfax, Virginia. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Corporation did not pay any interest or income taxes in 2017.

Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February xx, 2018, which is the date on which the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Corporation is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Corporation is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2017 the Corporation had net capital of $41,614, which exceeded minimum net capital requirements by $36,614. The Corporation's aggregate indebtedness to net capital ratio was 0.48 to 1.

NOTE 3 – BUSINESS COMBINATIONS

In 2013, the Corporation entered into a membership interest purchase agreement with Valcour Capital Holdings, LLC and Valcour Securities to purchase 100 percent of the membership interests in Valcour Securities. Valcour Securities was a wholly-owned subsidiary of Valcour Capital Holdings, LLC. The Corporation purchased the membership interests in Valcour Securities for $65,000, which included their broker-dealer license. On November 31, 2013, the Corporation and Valcour Securities completed a merger of the entities where the Corporation is the surviving entity. Effective February 28, 2014, the Corporation received approval from FINRA for their prior submitted Rule 1017 application.

On September 6, 2017, the Parent entered into an agreement with First Capital Group, LLC (First Capital) for the Parent to sell 100% of its stock ownership in the Corporation to First Capital. On September 7, 2017 First Capital entered into an agreement with Haitou, Inc. (Haitou) where all rights under the September 6, 2017 agreement with the Parent were assigned to Haitou or a to be named subsidiary of Haitou. The transaction is expected to close in March 2018.

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective March 1, 2014, the Corporation entered into an agreement with the Parent to pay for administrative services and facilities expenses. The fee for these services is $1,000 monthly and will remain in force until terminated in accordance with the agreement. The fee is included on the rent expense line on the statement of operations. The Corporation maintains its cash balances with the Parent.

Supplementary Information

FBV CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

NET CAPITAL

Total stockholder's equity	$	102,362
Deductions:		
Non-allowable assets		60,748
Total deductions		60,748
Net capital before haircuts on securities positions		41,614
Haircuts on securities		-
Net capital	$	41,614

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition

Accounts payable, accrued expenses and other payables	$	200
Total aggregate indebtedness	$	200

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	13
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	36,614
Net capital less 120% of minimum required	$	35,614
Ratio: Aggregate indebtedness to net capital		.048 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.



Report of Independent Registered Public Accounting Firm

Audit Committee
FBV Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying FBV Capital Advisors, Inc. Statement of Exemption, in which (1) FBV Capital Advisors, Inc. (the "Company") a wholly owned subsidiary of Freedom Bank of Virginia, identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from January 1, 2017 through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Gaithersburg, Maryland
February 28, 2018



FBV

CAPITAL ADVISORS, INC.
A SUBSIDIARY OF FREEDOM BANK OF VIRGINIA

FBV Capital Advisors, Inc.
Exemption Report
December 31, 2017

FBV Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017 without exception.

I, Robert N. Rubin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: President

February 28, 2018